EXHIBIT 99.1

Endeavour Silver Delivers Strong Production in Q1 2024

VANCOUVER, British Columbia, April 09, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to report first quarter 2024 production of 1,460,006 silver ounces (oz) and 10,133 gold oz, for silver equivalent (1) (“AgEq”) production of 2.3 million oz.

“Across our portfolio, the operations performed largely in-line with our expectations to deliver our annual production guidance of 8.1- 8.8 million silver equivalent ounces in 2024,” commented Dan Dickson, Chief Executive Officer. “The infrastructure upgrades in pumping and ventilation have stabilized production at Guanacevi, and the impact from these improvements is being realized by our strong start to the year. Gold and silver prices have strengthened considerably, which will improve future revenues. I look forward to building upon the success of this quarter.”

Q1 2024 Highlights

  Guanaceví Continues to Deliver: Silver and gold production were consistent with plan showing higher gold grades and overall recoveries, offset by lower silver grades. Throughput slightly exceeded plan due to plant refurbishments and mining efficiencies that were implemented in 2023.

  Bolañitos Performance Remains Steady: Strong gold production continued from the fourth quarter of 2023. Silver production continued to trend down as lower silver grades were encountered; variations in grades quarter to quarter are expected.

  Metal Sales and Inventories: Sold 1,756,094 oz silver and 10,880 oz gold during the quarter. Held 174,759 oz silver and 394 oz gold bullion inventory and 7,369 oz silver and 385 oz gold in concentrate inventory at quarter end.

Q1 2024 Mine Operations

Consolidated silver production decreased by 10% to 1,460,006 ounces in Q1 2024 compared to Q1 2023, driven by 7% lower silver production at the Guanaceví mine and 32% lower silver production at the Bolañitos mine. Gold production increased by 8% to 10,133 ounces in Q1 2024 compared to Q1 2023 due to 17% higher gold production at the Bolañitos mine, offset by 2% lower gold production at the Guanaceví mine.

In Q1, 2024, Guanaceví throughput was 12% higher than Q1 2023 and silver grades and gold grades were 21% and 12% lower, respectively, which drove the lower silver and gold output. Guanaceví throughput was slightly above plan due to plant refurbishments and modifications implemented last year, while grades were slightly lower due to typical variations in the resource model. Supplies of local third-party feed continued to supplement mine production, amounting to 11% of quarterly throughput and contributing to the higher grades.

Bolañitos Q1 2024 throughput was 2% lower than Q1 2023 with 31% lower silver grades offset by 14% higher gold grades. Silver production was 32% lower while gold production was 17% higher at the Bolañitos mine.

Production Highlights

	Three Months Ended March 31,
	2024	2023	% Change
Throughput (tonnes)	221,794	211,073	5%
Silver ounces produced	1,460,006	1,623,545	(10%)
Gold ounces produced	10,133	9,342	8%
Payable silver ounces produced	1,450,308	1,608,212	(10%)
Payable gold ounces produced	9,948	9,184	8%
Silver equivalent ounces produced[1]	2,270,677	2,370,905	(4%)
Silver ounces sold	1,756,094	1,667,408	5%
Gold ounces sold	10,880	9,126	19%

Q1 2024 Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	115,004	1,263	402	1.25	89.9%	89.2%	1,335,742	4,124
Bolañitos	106,790	1,174	42	1.94	86.2%	90.2%	124,263	6,010
Consolidated	221,794	2,437	229	1.58	89.5%	89.8%	1,460,006	10,133

*gpt = grams per tonne
Totals may not add up due to rounding

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

Q1 2024 Financial Results and Conference Call

Q1 2024 financial results will be released before market open on Thursday, May 9, 2024 and Management will host a conference call the same day at 1:00 pm Eastern time to discuss the results.

Date:	Thursday, May 9, 2024

Time:	10:00am Pacific / 1:00pm Eastern

Telephone:	Canada & US +1-844-763-8274 International +1-647-484-8814

Replay:	Canada & US +1-604-674-8052 International +1-855-669-9658 Passcode is 0771#; audio replay will be available on Company’s website

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, X, Instagram and LinkedIn

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.